Exhibit 99.2

BITAUTO HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: BITA)

NOTICE OF ANNUAL GENERAL MEETING

to Be Held on November 6, 2012

(or any adjourned meeting thereof)

NOTICE IS HEREBY GIVEN that an Annual General Meeting (“AGM”) of Bitauto Holdings Limited (the “Company”) will be held at 30/F, China World Office 2, No. 1 Jian Guo Men Wai Avenue, Beijing 100004, People’s Republic of China at 1pm (local time) on November 6, 2012, and at any adjourned meeting thereof. No proposal will be submitted for shareholder approval at the AGM. Instead, the AGM will serve as an open forum for shareholders and beneficial owners of the Company’s American Depositary Shares (“ADSs”) to discuss Company affairs with management.

The Board of Directors of the Company has fixed the close of business on October 8, 2012 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjourned meeting thereof.

Please refer to the proxy form, which is attached to and made a part of this notice. Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend the AGM and any adjourned meeting thereof. Beneficial owners of the Company’s ADSs are also welcome to attend the AGM in person.

Holders of record of the Company’s ordinary shares as of the Record Date are cordially invited to attend the AGM in person. If you cannot attend the AGM in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than 48 hours before the time of the AGM to ensure your representation at such meeting.

Shareholders and ADS holders may obtain a copy of the Company’s annual report on Form 20-F, free of charge, from the Company’s website at http://ir.bitauto.com, or by contacting IR Department, 10th Floor, New Century Hotel Office Tower, No. 6 South Capital Stadium Road, Beijing, 100044, People’s Republic of China, telephone: +86-10-6849-2145, Fax: +86-10-6849-2200, email: ir@bitauto.com.

By Order of the Board of Directors,

/s/ Bin Li
Bin Li

Chairman and Chief Executive Officer

Beijing, September 21, 2012

1